SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        Commission File Number 000-53260

                          NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [ ] Form 10-Q
               [_] Form N-SAR

               For Period Ended: March 31, 2012

    [_] Transition Report on Form 10-K

    [_] Transition Report on Form 20-F

    [_] Transition Report on Form 11-K

    [_] Transition Report on Form 10-Q

    [_] Transition Report on Form N-SAR

         For the Transition Period Ended:

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


US Dataworks, Inc.
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Full Name of Registrant

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Former Name if Applicable

One Sugar Creek Center Boulevard; 5th Floor
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Address of Principal Executive Office (Street and Number)

Sugar Land, Texas 77478
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City, State and Zip Code

                                    PART II
                             RULE 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K, Form  20-F,  Form 11-K, Form N-SAR or Form  N-CSR,
[X]  |         or portion thereof, will  be  filed  on or  before  the  15th
     |         following the prescribed due date; or the subject quarterly
     |         calendar  day report or transition report on Form 10-Q, or
     |         portion thereof, will be filed on or before the fifth calendar
     |         day following the prescribed due date; and
     |
     |    (c)  The accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Registrant is unable to file its Annual Report on Form 10-K for the year ended March 31, 2012 (the "Report") within the prescribed time period. The Registrant has experienced delays in completing its annual review process and finalizing its financial statements for the year ended March 31, 2012 that could not have been eliminated without unreasonable effort or expense. The Registrant intends to file the Report on or prior to the fifteenth calendar day following the prescribed due date for the Report.

                                    PART IV
                               OTHER INFORMATION

(1) Name   and  telephone  number  of  person  to  contact  in  regard  to  this notification

                 Charles E. Ramey                    281           504-8000
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [x] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [x] Yes  [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the results of the annual review to date, the Registrant expects the following variances in the results of operations for the twelve months ended March 31, 2012 as compared to the results of operations for the twelve months ended March 31, 2011:

    o Revenue for twelve months ended March 31, 2012 will be approximately 9% less than the revenue for the twelve months ended March 31, 2011.

    o Gross profit for the twelve months ended March 31, 2012 will be approximately 7% less than the gross profit for the twelve months ended March 31, 2011.

    o Operating expenses for the twelve months ended March 31, 2012 will be approximately 12% less than the operating expenses for the twelve months ended March 31, 2011.

    o Income from operations for the twelve months ended March 31, 2012 will be approximately 236% more than the income from operations for the twelve months ended March 31, 2011.

    o Net income for the twelve months ended March 31, 2012 will be approximately 20% more than the net income for the twelve months ended March 31, 2011.

                               US Dataworks, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      June 29, 2012            By     /s/ Charles E. Ramey
                                          Chief Executive Officer


         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).